                             EXHIBIT 2 TO FORM 8-K





                                SUPPLY AGREEMENT
                                    BETWEEN
                          WESTERN DIGITAL CORPORATION
                                      AND
                                 MOTOROLA INC.


                               DECEMBER 16, 1993

                                    CONTENTS


I.    DEFINITIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . .     1
II.   AGREEMENT TERM . . . . . . . . . . . . . . . . . . . . . . . . . .     4
III.  STATEMENT OF WORK  . . . . . . . . . . . . . . . . . . . . . . . .     4
IV.   ORDERING . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4
        A.  Purchase Orders And Weekly Releases  . . . . . . . . . . . .     4
        B.  Capacity Planning  . . . . . . . . . . . . . . . . . . . . .     5
        C.  Performance Shortfalls . . . . . . . . . . . . . . . . . . .     7
        D.  Change Orders. . . . . . . . . . . . . . . . . . . . . . . .     7
        E.  Scrapped Wafers  . . . . . . . . . . . . . . . . . . . . . .     8
                1.   Wafers Scrapped at Western Digital's Request  . . .     8
                2.   Wafers Scrapped Due to Motorola Processing  . . . .     9
V.    INVOICES AND PAYMENT TERMS . . . . . . . . . . . . . . . . . . . .     9
VI.   PRICING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     9
        A.  Wafer Price  . . . . . . . . . . . . . . . . . . . . . . . .     9
        B.  Wafer Device Yield . . . . . . . . . . . . . . . . . . . . .     9
VII.  SUPPORT SERVICES . . . . . . . . . . . . . . . . . . . . . . . . .    10
        A.  Engineering Lots . . . . . . . . . . . . . . . . . . . . . .    10
        B.  Test Changes - Process Improvement Support . . . . . . . . .    10
        C.  Motorola Report Requirements . . . . . . . . . . . . . . . .    11
        D.  Mask Sets  . . . . . . . . . . . . . . . . . . . . . . . . .    11
        E.  Probe Cards  . . . . . . . . . . . . . . . . . . . . . . . .    11
        F.  Prototype Device Development . . . . . . . . . . . . . . . .    11
                1.   Prototype Design Information  . . . . . . . . . . .    11
                2.   Prototype Capacity Reservation  . . . . . . . . . .    12
                3.   Prototype Diagnostics - Acceptance  . . . . . . . .    12
VIII. GENERAL SALES TERMS  . . . . . . . . . . . . . . . . . . . . . . .    12
        A.  Packing Requirements . . . . . . . . . . . . . . . . . . . .    12
        B.  Quality Assurance  . . . . . . . . . . . . . . . . . . . . .    13
        C.  Failure Analysis . . . . . . . . . . . . . . . . . . . . . .    13
        D.  Delivery Terms . . . . . . . . . . . . . . . . . . . . . . .    13
        E.  Minimum Device Per Wafer Standards . . . . . . . . . . . . .    13
IX.   ADDITIONAL COVENANTS . . . . . . . . . . . . . . . . . . . . . . .    13
        A.  Drawing, Design and Specification Changes  . . . . . . . . .    13
        B.  Motorola Changes . . . . . . . . . . . . . . . . . . . . . .    14
        C.  Material/Process Failure Analysis  . . . . . . . . . . . . .    14
        D.  IBM SQP Support  . . . . . . . . . . . . . . . . . . . . . .    14
        E.  IBM Maverick Initiative  . . . . . . . . . . . . . . . . . .    14
        F.  Support Customer Questionnaires, Surveys, and Audits . . . .    14
        G.  Customer Audit . . . . . . . . . . . . . . . . . . . . . . .    14
        H.  No Ozone Depleting Substances  . . . . . . . . . . . . . . .    15
        I.  Work in Process ("WIP") Processing . . . . . . . . . . . . .    15
        J.  Right to process Wafers  . . . . . . . . . . . . . . . . . .    15
X.  OPERATIONS AND DISPUTE RESOLUTION  . . . . . . . . . . . . . . . . .    15



        A.  Operations Managers Appointment and Duties . . . . . . . . .    15
        B.  Executive Committee. . . . . . . . . . . . . . . . . . . . .    16
        C.  Mediation  . . . . . . . . . . . . . . . . . . . . . . . . .    16
XI.   WARRANTY . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    16
XII.  INTELLECTUAL PROPERTY AND CONFIDENTIALITY  . . . . . . . . . . . .    17
XIII. MISCELLANEOUS PROVISIONS . . . . . . . . . . . . . . . . . . . . .    19
        A.  No Waiver of Default . . . . . . . . . . . . . . . . . . . .    19
        B.  Entire Agreement . . . . . . . . . . . . . . . . . . . . . .    19
        C.  Assignment, Transfer or Sale of Facility . . . . . . . . . .    20
        D.  Compliance with Laws . . . . . . . . . . . . . . . . . . . .    20
        E.  Independent Contractor . . . . . . . . . . . . . . . . . . .    20
        F.  Employees  . . . . . . . . . . . . . . . . . . . . . . . . .    20
        G.  Similar Products . . . . . . . . . . . . . . . . . . . . . .    21
        H.  Notices  . . . . . . . . . . . . . . . . . . . . . . . . . .    21
        I.  Termination Provisions . . . . . . . . . . . . . . . . . . .    22
        J.  Government Contract Conditions . . . . . . . . . . . . . . .    22
        K.  Importation And Exportation  . . . . . . . . . . . . . . . .    22
        L.  Limitation of Liability  . . . . . . . . . . . . . . . . . .    22
        M.  Section Titles . . . . . . . . . . . . . . . . . . . . . . .    23
        N.  Counterparts.  . . . . . . . . . . . . . . . . . . . . . . .    23
        O.  Time of the Essence  . . . . . . . . . . . . . . . . . . . .    23
        P.  Force Majeure  . . . . . . . . . . . . . . . . . . . . . . .    23
        Q.  Severability . . . . . . . . . . . . . . . . . . . . . . . .    23
        R.  Governing Law. . . . . . . . . . . . . . . . . . . . . . . .    23
        S.  Survival . . . . . . . . . . . . . . . . . . . . . . . . . .    23

                                SUPPLY AGREEMENT
                                    BETWEEN
                          WESTERN DIGITAL CORPORATION
                                      AND
                                 MOTOROLA INC.
   This Supply Agreement (this "Agreement") is made and entered into on December 16, 1993, by and between Motorola, Inc., a Delaware corporation, located at 3501 Ed Bluestein Boulevard, P.O. Box 6000, Austin, Texas 78762 and Western Digital Corporation, a Delaware corporation located at 8105 Irvine Center Drive, Irvine, California 92718 ("Western Digital"). This Agreement shall be effective (the "Effective Date") as of the Closing Date, as such term is defined in the Asset Purchase Agreement by and between the parties dated concurrent herewith (the "Asset Purchase Agreement"); provided, however, that if for any reason the Closing, as such term is defined in the Asset Purchase Agreement, does not occur within the time periods required pursuant to Section 6 of the Asset Purchase Agreement then this Agreement shall be null and void and have no further effect.

                                I. DEFINITIONS

   The definitions set forth in this Article I shall apply to the corresponding words and phrases set forth with initial capitalization in this Agreement, whether used in the singular or the plural.

    1.1  CONFIDENTIAL INFORMATION

   shall mean any Trade Secret (as defined below) (other than any Trade Secret covered by Section IX(J)(2) hereinbelow) one Party (the "Disclosing Party") discloses to the other Party (the "Receiving Party") pursuant to this Agreement either:

    A. in a document (any written, graphic, machine readable, or other tangible form) which is either

             1. marked "Confidential" or in some other manner to indicate its confidential nature; or

             2. a tape or electronic transfer of data that is inherently known to have a confidential nature, such as a tape for reticle generation, a netlist, a database for testing, etc.;

    B.       orally, provided that the Disclosing Party:

             1. at the time of disclosure, states that such orally disclosed Trade Secret is confidential, and

             2.      within a reasonable time (not to exceed thirty
                     (30) days) after its oral disclosure, delivers to the Receiving Party a document setting forth written confirmation of the prior oral confidential disclosure and setting forth the Trade Secret so disclosed.

        1.2      "CYCLE TIME"

        shall mean the total time from starting a Wafer until shipment of the Finished Wafer to Western Digital as set forth in Schedule 1.2.

        1.3    "DEVICE"

        shall mean a Die that is identified by a Western Digital manufacturing device code, regardless of whether or not the Die has been separated from a Wafer.

        1.4      "DEVICES PER WAFER" OR "DPW"

        shall mean the number of Good Devices that fit on a given Wafer.

        1.5      "DEVICE PER WAFER YIELD"

        shall mean the ratio of Good Devices to DPW for a given Wafer.

        1.6      "DIE"

        shall mean an individual integrated circuit or component which when completed create an integrated circuit.

        1.7      "ENGINEERING LOT"

        shall mean a group of Wafers which are processed to experiment with changes in the manufacturing process.

        1.8      "FINAL RELEASE ORDER"

        shall mean a final detailed order placed seven (7) days prior to starting production of a Lot of Wafers.

        1.9      "FINISHED WAFER"

        shall mean a completely processed, Background and Probed Wafer which meets the minimum Device Per Wafer Yield requirements set forth in Schedule 1.9 and meets the applicable Finished Wafer thickness specification.

        1.10     "FINISHED WAFER DELIVERY RECEIPT"

        shall mean Western Digital's written verification of an order that has been delivered by Motorola to fulfill a Final Release Order.

        1.11     "FIRST BUSINESS DAY"

        shall mean Monday or such other day as the parties shall mutually agree from time to time.

        1.12     "GOOD DEVICE"

        shall mean Devices which successfully complete the unit probe program and are operational integrated circuit products in unpackaged form.

        1.13    "HOLDS"

        shall have that meaning set forth in Section IV(C) hereof.

        1.14     "LOT"

        shall mean a group of Wafers (each Wafer containing a quantity of Devices) which are processed as a group. Each Lot will be assigned a specific alpha/numeric identification that distinguishes it from any other group that contains the same type of Die so that each Lot can be separately identified and tracked throughout the life of all Die produced in a Lot.

        1.15     "MONTH" OR "WEEK"

        shall mean a Motorola fiscal month or week.

        1.16     "PRE-RELEASE ORDER"

        shall mean a preliminary detailed order issued fourteen (14) days prior to starting production of a lot of Wafers. Pre-Release Order are for planning purposes and are subject to modification by a Change Order or corresponding Final Release Order.

        1.17     "PROBE"

        shall mean Motorola's final test of a processed wafer to determine if it qualifies as a Finished Wafer.

        1.18     "PROTOTYPE DEVICE"

        shall have the meaning as defined in Section VII(F).

        1.19     "RISK STARTS"

        shall be defined as Wafers related to Die that have not been released to production by Western Digital but for which the fabrication process has been released by Western Digital.

        1.20     "RUSH LOT"

        shall mean Wafer Lots which are to be processed on an accelerated basis equal to sixty-five one hundredths (.65) of the then current Cycle Time.

     1.21     "SCRAPPED WAFERS"
shall have the meaning as defined in Section IV(E)(1) .

     1.22     "TRADE SECRET"
shall mean any information, including a formula, pattern, compilation, program, device, method, technique, or process, that: derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use; and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Without limiting the generality of the foregoing, Trade Secrets include information concerning designs of Devices, layout data, and test programs for testing Wafers and Devices.

     1.23     "WAFER"
shall mean a crystalline substrate for integrated circuit production which when fully processed may consist of several potential finished Devices.

     1.24     "FINISHED WAFER SPECIFICATIONS"
shall mean the specifications related to the warranty of Wafers as set forth in Schedule XI.

     1.25     "WAFER STANDARD PRICE"
shall be the price for Finished Wafers set forth in Schedule 1.25.

                               II.  AGREEMENT TERM

     Unless terminated earlier under Section XIII(I), the term of this Agreement to supply Wafers to Western Digital shall be three (3) years from the Effective Date (the "Term"). The last Final Release Order to be received by Motorola no later than seven days prior to the end of the Term.

                             III.  STATEMENT OF WORK

     During the Term of this Agreement, Motorola will manufacture and sell Finished Wafers to Western Digital at the Wafer Standard Price, in the quantities and to the requirements set forth herein and perform other services as described in this Agreement. Motorola will make sufficient wafer starts to meet the minimum quantity requirements according to the timetable for delivery of Finished Wafers and with the Cycle Times as set forth in this Agreement. Motorola will achieve the minimum Device Per Wafer Yield as set forth in
Schedule 1.9.

    Subject to Western Digital's confidentiality obligations and such reasonable confidentiality restrictions as Western Digital may require, Western Digital will be responsible for supplying Motorola with Western Digital's technical information and reasonable assistance regarding the production of masks sets and Probe necessary for the manufacture of Devices as required by this Agreement. Western Digital will provide such technical information and assistance in a timely manner, so that Motorola may meet delivery timetables.

   In no event will Motorola sell Wafers containing Western Digital's Devices to any other party.

                              IV. ORDERING

A. PURCHASE ORDERS AND WEEKLY RELEASES

   Thirty (30) days prior to the beginning of each Western Digital fiscal quarter, Western Digital shall issue a blanket purchase order ("Purchase Order") in an amount sufficient to cover the price of the Finished Wafers Western Digital forecasts purchasing from Motorola during such quarter (the "Purchase Order Period"). Purchase Orders will list the anticipated quantity of Double Level Metal ("DLM") or Triple Level Metal ("TLM") Finished Wafers that Western Digital anticipates purchasing during such quarter.

   On the First Business Day of each week, two weeks prior to Western Digital's actual desired date for wafer start, Western Digital will issue a non-binding Pre-Release Order. The Pre-Release Order will list the quantity of DLM or TLM Finished Wafers that Western Digital forecasts for start two weeks later. Each Pre-Release Order will be followed by a Final Release Order, on the First Business Day of each week, one week prior to Western Digital s actual desired date for wafer start. Final Release Orders may not be modified or canceled by Western Digital without the consent of Motorola.

   Motorola will make sufficient weekly wafer starts to deliver to Western Digital the Finished Wafers as described on the Final Release Order within the Cycle Times. Western Digital will coordinate the timing of its Pre-Release Orders and Final Release Orders so that, Western Digital will receive Finished Wafers on the date it desires such Finished Wafers (provided that Motorola delivers the Finished Wafers within the Cycle Time).

B.  CAPACITY PLANNING

    In order to plan for the efficient utilization of the plant manufacturing capacity, the parties agree to exchange such other forecasts and information as is reasonably requested by the other party. Each month, Western Digital will provide Motorola with a six (6) month forecast of its Finished Wafer requirements which shall be used by Motorola for planning purposes only in order to allocate sufficient plant capacity to fulfill Western Digital's forecasted Finished Wafer requirements; provided, however, that such forecasts

Western Digital shall not constitute a commitment by Western Digital to Motorola with respect to such forecasted requirements. Motorola and Western Digital shall meet as often as reasonably requested by the other party, but at least quarterly, to address capacity planning and capacity utilization issues.

   Motorola has determined that as of the Effective Date, the manufacturing capacity of the wafer fabrication facility located at 1 Banting Way, Irvine, California (the "Wafer Fab Facility") is two thousand (2000) DLM, or DLM Equivalent (as defined below), Finished Wafers per week ("Initial Fab Capacity"). The parties also agree that, for purposes of measuring the additional manufacturing process requirements, a TLM Finished Wafer shall be converted to the equivalent DLM Finished Wafer (the "DLM Equivalent") by reference to the following: (i) each TLM Finished Wafer shall be deemed equivalent to one DLM Finished Wafer if eight hundred and fifty (850) or fewer TLM Finished Wafers per week are ordered by Western Digital under a Final Release Order, (ii) each TLM Finished Wafer ordered by Western Digital on a Final Release Order over and above eight hundred and fifty (850) per week but less that one thousand (1000) per week shall be deemed equivalent to one and two tenths (1.2) of a DLM Finished Wafer, (iii) the DLM Equivalent for each TLM Finished Wafer ordered by Western Digital on a Final Release Order over and above one thousand (1000) per week shall be reasonably determined and negotiated by the parties based upon the actual additional manufacturing process requirements of such volumes of TLM Finished Wafers.

   During calendar years 1994 and 1995, Motorola agrees to provide to Western Digital the minimum number of DLM Equivalent Finished Wafers per calendar quarter as set forth in Schedule IV(B) (the "WD Finished Wafer Capacity"); provided, however, that all Wafers started prior to the Effective Date hereof shall be processed to Finished Wafers by Motorola but shall not count against the WD Finished Wafer Capacity. Notwithstanding, however: (i) Motorola is entitled to one hundred percent (100%) of any capacity above the Initial Fab Capacity, and (ii) as of the beginning of the fourth calendar quarter of 1994, and thereafter, Motorola shall be entitled to a minimum of fifty percent (50%) of the Initial Fab Capacity. Motorola may reject any Purchase Order, Pre-Release Order, or Final Release Order which would exceed the WD Finished Wafer Capacity. Motorola will accept Purchase Orders, Pre-Release Orders, and Final Release Orders which conform to the requirements of this Agreement and provide sufficient Wafer starts therefor.

   Western Digital's utilization of the WD Finished Wafer Capacity for any given week shall be determined with reference to the Finished Wafers ordered by Western Digital in a Final Release Order and for which Western Digital issues a Finished Wafer Delivery

Receipt. WD Finished Wafer Capacity which is not utilized by Western Digital in any given quarter due to Western Digital's failure to place Pre-Release Orders or Final Release Orders sufficient to utilize the WD Finished Wafer Capacity available in any given quarter will not carry over to any subsequent quarter.

   The parties agree that to the extent that, for any reason, Western Digital does not receive the total number of Finished Wafers equal to the total WD Finished Wafer Capacity, such production capacity will have been made available to Motorola for which Motorola will pay to Western Digital a contingent capacity fee of up to fifteen million dollars ($15,000,000) (the "Contingent Capacity Fee") paid as follows: (i) on or before January 15, 1995, Motorola will pay to Western Digital in cash a sum equal to ten million dollars ($10,000,000) less Earned Capacity Credits (as defined below) attributable to Finished Wafers delivered by Motorola to Western Digital pursuant to this Agreement in calendar 1994; provided, however, in no event shall Motorola pay to Western Digital an amount less than zero; and (ii) on or before January 15, 1996, Motorola will pay to Western Digital in cash a sum equal to fifteen million dollars ($15,000,000) less the aggregate Earned Capacity Credits attributable to Finished Wafers delivered by Motorola to Western Digital pursuant to this Agreement in calendar 1994 and 1995; ; provided, however, in no event shall Motorola pay to Western Digital an amount less than zero. As used herein, the dollar amount of "Earned Capacity Credits" attributable to a particular period shall be equal to the number of Finished Wafers delivered in that period multiplied by one hundred and fifty dollars ($150). The amount of Contingent Capacity Fee which, at any given point in time, has not been paid to Western Digital shall be referred to herein as the "Unpaid Contingent Capacity Fee." Upon termination of this Agreement for any reason prior to January 15, 1996, Motorola shall pay to Western Digital, in addition to any other amounts due to Western Digital, the Unpaid Contingent Capacity Fee.

   Throughout the Term of this Agreement the parties shall cooperate to maintain records that accurately reflect Western Digital's utilization of the Wafer capacity. The parties shall cooperate to mutually verify these records for accuracy and completeness as often as either party may reasonably request but in no event less frequently than monthly.

C.  PERFORMANCE SHORTFALLS

   A "Performance Shortfall" shall be defined as an amount equal to the number of Finished Wafers ordered by Western Digital in a Final Release Order that are not shipped to Western Digital within the applicable Cycle Time. On a monthly basis during the Term of this Agreement the parties shall cooperate to determine the existence and amount of any Performance Shortfall.

   Motorola will exercise its best efforts to allocate capacity to make up any Performance Shortfalls in the number of Finished Wafers required to meet the WD Finished Wafer Capacity as soon as possible. Motorola shall allocate Wafer production capacity to make up any Performance Shortfalls in the number of Western Digital's Finished Wafers such that Western Digital is allocated as much additional capacity possible in proportion to the percentage of Wafer production allocated to Western Digital with reference to other entities to which Motorola is contractually obligated to produce Wafers for at the Wafer Fab Facility ("Customers") so that Western Digital is allocated an additional pro rata share of the capacity so that Western Digital's Performance Shortfall make up Wafer capacity allocation is no less favorable than any other Customer and all Customers have their capacity allocation reduced on a pro rata basis in order to provide capacity to make up the Performance Shortfall.

D.  CHANGE ORDERS.

   Western Digital may make changes to any Pre-Release Order (a "Change Order") to increase the quantity of Finished Wafers that had been ordered in a Pre-Release Order, and Motorola shall accept such Change Order provided that such increases do not exceed one hundred and twenty-five percent (125%) of the quantities to be purchased under the relevant quarterly Purchase Order on a cumulative basis for such quarter.

   Western Digital may issue Change Orders to any Pre-Release Order to decrease the quantity of Finished Wafers that had been ordered in a Pre-Release Order, and Motorola shall accept such Change Order provided that such decreases are not below seventy-five percent (75%) of the quantities to be purchased under the relevant quarterly Purchase Order on a cumulative basis for such quarter.

   Western Digital may issue a Change Order to suspend the processing of Wafers for a maximum of forty-five (45) days (a "Hold On-Line") or have processing of Wafers resumed by notifying Motorola at no additional charge; provided, however, that the following limits on the number of Wafers on hold shall apply:
(i) during the first and second calendar quarters of 1994 no more than one thousand (1000) Wafers may be on Hold On-Line at any given time, (ii) during the third calendar quarter of 1994 no more than seven hundred and fifty (750) Wafers may be on Hold On- Line at any given time, (iii) during the fourth calendar quarter of 1994 and thereafter throughout the Term of this Agreement no more than five hundred (500) Wafers may be on Hold On-Line at any given time. The delivery schedules and Cycle Times for any Wafers on Hold On-Line shall be increased by one day for each day such Wafers are on Hold On-Line. By the end of the forty-five (45) day Hold On-Line period, Western Digital will notify Motorola of its decision to: (i) reactivate processing of the Hold On-Line Wafers, (ii) scrap the Hold On-Line Wafers in accordance with Section IV(E)(1), or (iii) have such Hold On-Line Wafers taken out of the production line by Motorola whereupon Motorola will store such Wafers within the Wafer Fab Facility until directed otherwise by Western Digital (a "Hold Off-Line") at no additional charge. A Hold Off-Line shall not exceed one year, after which Motorola may dispose of such Wafers. In the event Western Digital elects to place Wafers on Hold Off-Line it shall be billed an adjusted price for each Hold Off-Line
Wafer based upon the point of production at which the Wafers were when Western Digital notified Motorola to place such Wafers on Hold Off-Line status in accordance with the percentages of the Wafer Standard Price set forth in
Schedule IV(D) (the "Partially Processed Wafer Price"). Upon Western Digital's request Motorola shall either: (i) dispose of the Hold Off-Line Wafers or (ii) provided Motorola approves such request, which approval shall not be unreasonably withheld, Motorola will reactivate processing of the Hold Off-Line Wafers and process them into Finished Wafers and deliver such Finished Wafers in accordance with the terms and conditions set forth herein (the "Hold Off-Line Completion Processing"); provided, however, that Motorola may charge Western Digital for the Hold Off-Line Completion Processing ("Completion Charge") provided that the sum of the Completion Charge and the Partially Processed Wafer Price shall not exceed the then current Wafer Standard Price. Any Hold Off-Line Wafers disposed of under this Section shall count against the WD Finished Wafer Capacity.

    Western Digital may also issue a Change Order to have any given Lot be processed as a Rush. Western Digital may, at no additional charge, have a maximum of ten (10) Lots of any kind (prototype or non-prototype) on Rush status in Motorola's fabrication line at any one time.

E.  SCRAPPED WAFERS

    1. WAFERS SCRAPPED AT WESTERN DIGITAL'S REQUEST

       Western Digital may issue Change Orders to scrap Wafers as it may determine necessary from time to time ("Scrapped Wafers"); provided, however, that: (i) Western Digital shall pay the Partially Processed Wafer Price for each Scrapped Wafer, (ii) each Scrapped Wafer shall count as a Finished Wafer against the WD Finished Wafer Capacity, and
       (iii) upon Western Digital's request, Motorola shall deliver the Scrapped Wafers to Western Digital.


    2. WAFERS SCRAPPED DUE TO MOTOROLA PROCESSING

       If Wafers are scrapped due to problems in Motorola's processing of such Wafers, Motorola will promptly notify Western Digital and Western Digital shall not be charged for such Scrapped Wafers and such Scrapped Wafer shall not count as a Finished Wafers against the WD Finished Wafer Capacity. Motorola shall at Western Digital's option and upon notice from Western
     Digital: (i) restart new Wafers with the same device to replace such Scrapped Wafers, (ii) restart new Wafers with a different device to replace such Scrapped Wafers, or (iii) cancel its order for such Wafers without charge.

                         V.  INVOICES AND PAYMENT TERMS

    Motorola shall submit an invoice to Western Digital at the end of each week for Finished Wafers which were shipped to Western Digital during that week (the "Weekly Invoice"). Within thirty (30) days of Western Digital's receipt of the Weekly Invoice Western Digital shall remit payment to Motorola for all Finished Wafers for which Western Digital has issued a Finished Wafer Delivery Receipt.

    Western Digital shall pay all applicable sales taxes on the Finished Wafers delivered to Western Digital hereunder and for which Western Digital has issued a Finished Wafer Delivery Receipt.

                                  VI.  PRICING

A.  WAFER PRICE

    The prices for all Finished Wafers delivered pursuant to this Agreement shall be at the Wafer Standard Price applicable on the date upon which the Finished Wafers are delivered to Western Digital hereunder, provided that Western Digital does not require a Substantially Different Process (as defined below) to produce such Finished Wafers. A "Substantially Different Process" is a process which is different from the current process in that it requires a significant increase in the number of steps in the process or a significant increase in the complexity of processing and such increased complexity results in increases to the cost of processing such Finished Wafers.

B.  WAFER DEVICE YIELD

    The Device Per Wafer Yield for Western Digital Devices in production as of the Effective Date is set forth in Schedule 1.9. The Device Per Wafer Yield for Western Digital Devices which are not currently in production ("New Devices") and which do not require a Substantially Different Process shall be established pursuant to the following procedure:

   Motorola shall process five hundred (500) Wafers for New Device mask sets ("Baseline Wafers") whereupon the following formula shall be used to establish an Device Per Wafer for that Device type:

   The Device Per Wafer shall be calculated according to the following formula based upon the actual Device Per Wafer Yield realized in the production of the Baseline Wafers:

    DPW  =   Average Actual Die Per Wafer From The Baseline Wafers ("ADPW")
            --------------------------------------------------------------
            ([SIGMA]D        (ADPW)            *     (Quantity of D Wafers))
                      ----------------------      ----------------------------
                      Standard Die Per Wafer      Total Western Digital Wafers

             [SIGMA]D = Sum of all Western Digital Devices (ED) in the
                        production line.

   The DPW established pursuant to the foregoing section with reference to the Baseline Wafers (the "Initial DPW") shall remain in effect for the remainder of the quarter within which the final Baseline Wafers used to determine the DPW were processed ("Baseline Quarter"). For all quarters beyond the Baseline Quarter the Initial DPW shall be increased by (the "D0 Curve") percentages set forth on Schedule 1.9 (the "Updated DPW").

   Motorola shall provide Western Digital any and all information relating to the processing of the Baseline Wafers as Western Digital may reasonably request including, without limitation, information related to any conditions or problems encountered in processing of the Baseline Wafers that may have effected the actual Device Per Wafer Yield of the Baseline Wafers (the "Baseline Processing Data").

   In the event that Western Digital concludes, based upon its analysis of the Baseline Processing Data, that the Device Per Wafer Yield results obtained for certain of the Baseline Wafers do not accurately reflect the Device Per Wafer Yield that can be expected for such Device type Wafers ("Unrepresentative Wafers") then upon Western Digital's notice to Motorola of such Unrepresentative Wafers, Motorola shall recalculate the Initial DPW based upon the Device Per Wafer Yield realized from the Baseline Wafers after excluding the Device Per Wafer Yield related to the Unrepresentative Wafers.

   Provided that the Baseline Wafers meet or exceed the parametric test criteria provided by Western Digital Baseline Wafers shall be priced at the then current Wafer price for the  given Wafer type (DLM or TLM).

                             VII.  SUPPORT SERVICES

A.  ENGINEERING LOTS

   Motorola shall provide Western Digital with engineering and operational support associated with establishing Motorola's capability to produce new Devices under this Agreement. Western Digital shall pay an additional ten percent (10%) above the Wafer

Standard Price (after subtracting Probe costs) for all Wafers related to an Engineering Lot. Each Engineering Lot Wafer shall count against the WD Finished Wafers Capacity.

B.  TEST CHANGES - PROCESS IMPROVEMENT SUPPORT

   Motorola agrees to take reasonable steps to improve the economies of Device fabrication and manufacture including accommodating test changes as may be mutually agreed (taking into account any impact on capacity). Western Digital will provide at no charge to Motorola, High Pin Count Test Capacity for Western Digital products produced by Motorola that exceed existing test capacities. Priorities to be determined by Western Digital.

C.  MOTOROLA REPORT REQUIREMENTS

   Motorola shall provide Western Digital with information requested by Western Digital which is reasonably related to Western Digital's administration of this Agreement including all reports and information identified in Schedule VII(C).

D.  MASK SETS

   Western Digital shall either furnish to or, if Western Digital requests that Motorola create such, reimburse Motorola for, the costs associated with the creation of the initial mask set for each new Device type not listed on
Schedule VII(D) (the "Initial Mask Set"); provided that for each Initial Mask Set ordered during the Term of this Agreement Motorola shall charge Western Digital a price that the parties shall negotiate in good faith. taking into account the actual costs incurred by Motorola in the production of such Initial Mask Set. All costs and charges associated with mask sets other than the Initial Mask Sets which are necessary or advisable to produce the Finished Wafers in the volumes and within the time periods specified herein shall be paid by Motorola.

E.  PROBE CARDS

   Western Digital shall reimburse Motorola for the costs associated with the creation of the initial production probe card for each Device type not listed on Schedule VII(D) ("Initial Probe Card"); provided that for each Initial Probe Card ordered by Western Digital during the Term of this Agreement Motorola shall charge Western Digital a price that the parties shall negotiate such price in good faith, taking into account the actual costs incurred by Motorola in the production of such Initial Probe Card. All costs and charges associated with the replacement or maintenance of the Initial Probe Cards or probe cards other than the Initial Probe Cards which are necessary or advisable to produce the Finished Wafers in the volumes and within the time periods specified herein shall be paid by Motorola.

F.  PROTOTYPE DEVICE DEVELOPMENT

   Western Digital may, at its discretion, provide to Motorola designs for new Devices ("New Design") or modifications of existing Devices ("Revised Design"). Such New Designs and Revised Designs shall be processed by Motorola in accordance with the terms and conditions of this section (the "Prototype Devices"). Each Prototype Device Wafer shall count against the WD Finished Wafer Capacity. Any non-standard processing of Prototype Device designs must be approved in writing in advance by Western Digital.

             1.      PROTOTYPE DESIGN INFORMATION

                     Western Digital shall provide to Motorola an initial data
             base for reticle generation, or acceptable production reticles for the Prototype Devices to be fabricated by Motorola (the "Prototype Database") by electronic transmission of such data or by such other format as reasonable under the circumstances. Western Digital shall retain ownership in one set of reticles per device and any additional reticles required as a result of development work related to Prototype Device revisions. Motorola shall be responsible for the costs associated with any replacement reticle sets. All reticles and data base for a given Device shall be returned to Western Digital within five (5) days of Western Digital written request for therefor.

             2.      PROTOTYPE CAPACITY RESERVATION

                     Upon seven (7) days prior written notice from Western
             Digital to Motorola of Western Digital's desire to have Motorola fabricate a particular Prototype Device design, Motorola shall make available the resources and processing capacity for mask preparation and wafer starts for material for the Prototype Device design fabrication as necessary to produce the Prototype Device designs specified by Western Digital in such written notice.

             3.      PROTOTYPE DIAGNOSTICS - ACCEPTANCE

                     Each lot of Wafers based upon the Prototype Device designs
             ("Prototype Lot") shall be subject to the then current diagnostic (i/v) tests and sample plan (accept/reject) criteria applicable to the type of material (DLM or TLM) used. If the Prototype Lot does not pass this criteria, Motorola shall provide such Prototype Lot to Western Digital at no cost and the Prototype Device Wafer shall not count against the WD Finished Wafer Capacity. In addition, at Western Digital's request and at no additional charge, Motorola shall immediately restart fabrication of that

             Prototype Device design as a Rush Lot; provided, however, that such Rush Lots shall not count against the Rush Lots which Western Digital is permitted to specify elsewhere in this Agreement. Motorola shall provide Western Digital a copy of all Diagnostics Data along with each Lot of Wafers based upon the Prototype Device designs. Motorola shall provide Western Digital with detailed documentation on Prototype Device array and test structures and any non-standard processing which the Prototype Device Wafers were subjected to.

                           VIII. GENERAL SALES TERMS

A.  PACKING REQUIREMENTS

   Motorola shall properly pack, mark, and ship all Wafers or other items to be delivered to Western Digital under this Agreement as follows: A packing list shall accompany each shipping package unit; Each packing list, bill of lading or equivalent and an invoice which shall: identify every applicable Western Digital Purchase Order number, and every Device code of every Device and circuits on every Wafer being shipped; specify by Device code the quantity of both Devices and Wafers being shipped, and the location to which Wafers or items are being shipped; Each shipping package unit shall be properly marked with the applicable order number(s). All Wafers and other items to be delivered to Western Digital under this Agreement shall be properly packed, marked and shipped in accordance with Western Digital packing criteria QC000159 attached hereto as Schedule VIII(A).

B.  QUALITY ASSURANCE

   Motorola shall, through its quality assurance organization, inspect Wafers delivered to Western Digital under this Agreement according to the Quality Assurance Specifications requirements of Schedule VIII(B).

   In order to avoid undue delay in the processing of the Devices, Motorola shall notify Western Digital of any known or suspected failure mechanisms and/or defects which are or which it suspects might be present in a completed Device. Western Digital shall use reasonable efforts to provide Motorola the information it reasonably requests in connection with Motorola's efforts to correct such failure mechanisms and/or defects.

C.  FAILURE ANALYSIS

   Motorola shall provide Western Digital with failure analysis reports on all returns by Western Digital customers, qualification unit failures, and reliability monitor failures describing root cause and corrective action within a reasonable time of Motorola's receipt of such returns.

D.  DELIVERY TERMS

   Title and risk of loss or damage to the products will pass to Western Digital FOB destination Western Digital facility in Irvine, California; provided, however, that title and risk of loss or damage to products delivered within the Wafer Fab Facility in Irvine will pass upon Western Digital's issuance of a Finished Wafer Delivery Receipt therefor.

E.  MINIMUM DEVICE PER WAFER STANDARDS

   Motorola shall not ship any Finished Wafer with actual Device Per Wafer Yield less than that set forth in the Minimum Device Per Wafer Yield Schedule ("Substandard Wafers") without the prior written approval of Western Digital. In the event Western Digital approves shipment of Substandard Wafers: (i) the Substandard Wafers shall not be counted against Western Digital's Finished Wafer capacity utilization, and (ii) Western Digital shall be charged only that portion of the then current Wafer price based upon percentage of actual Device Per Wafer Yield so that if the actual Device Per Wafer Yield was forty percent (40%) of the DPW then Western Digital would be charged forty percent (40%) of the then current Wafer price.

                           IX. ADDITIONAL COVENANTS

A.  DRAWING, DESIGN AND SPECIFICATION CHANGES

   Changes to the drawings, designs, and specifications related to the Devices, Wafers and technical specifications related thereto as referred to in this Agreement may be requested by either party. Upon request for change, Motorola shall submit a report to Western Digital setting forth its best judgment as to the probable effect, if any, of the requested change in the function, performance, reliability, schedule, payment, unit prices, delivery, or other criteria ("Change Report") within a reasonable time after a request for change by Western Digital and with a request for change by Motorola. The parties will then mutually agree as to the appropriate action.

B.  MOTOROLA CHANGES

   Motorola shall obtain Western Digital's written approval prior to implementing any change to any requirement which is referenced in Western Digital documents RL000100 and/or QC000156 and/or QC000175, and which affects any product or products procured by Western Digital under this Agreement including, without limitation, any changes to the processes used to fabricate the Devices.

C.  MATERIAL/PROCESS FAILURE ANALYSIS

   Motorola will perform material/process analysis and take action necessary to correct any deficiencies discovered as a result of such analysis whenever there is a known or suspected material or process problem. Motorola and Western
Digital work together to bring about continuous process improvement.

D. IBM SQP SUPPORT

   Motorola shall support Western Digital in meeting the requirements of the IBM SQP agreement. A copy of the latest IBM SQP agreement is attached hereto as Exhibit A (the ("IBM Agreement"). Motorola shall support Western Digital in responding to and complying to any changes to the IBM SQP from and after the Effective Date of this Agreement including, without limitation any changes to the monthly KPI report as defined in the IBM Agreement.

E. IBM MAVERICK INITIATIVE

   Motorola is responsible for meeting the requirements of the IBM "Maverick initiative" (including "no rework policy") as described in the Jedec Proposal dated 8/4/93 a copy of which Motorola has in its possession. Motorola shall support Western Digital in responding to and complying with agreed to changes to the Maverick initiative from and after the Effective Date of this Agreement.

F. SUPPORT CUSTOMER QUESTIONNAIRES, SURVEYS, AND AUDITS

   Motorola shall complete all reasonable questionnaires and surveys from Western Digital customers. These questionnaires and surveys shall be completed by Motorola in a timely manner.

G. CUSTOMER AUDIT

   Upon two weeks prior notice, Motorola shall permit Western Digital's customers to audit the Motorola Facility(ies) that produce Western Digital Devices pursuant to this Agreement and to perform source inspection of customers product if required by Western Digital contract with its customer. Western Digital's customers must agree to comply with Motorola's security, safety and confidentiality requirements. Motorola shall support such audits by Western Digital customers including, setting the date of such audit, presenting the Fab Quality systems, supplying guides to support the physical audit and taking all requested corrective action to the audit results in a timely manner.

H. NO OZONE DEPLETING SUBSTANCES

   The United States Clean Air Act amendments of 1990 provide specific requirements for the usage and elimination of ozone depleting substances ("ODS"). Motorola's Wafer Fab Facility shall either be free of ODS or Motorola shall have a plan, which must be provided to Western Digital, for the elimination of ODS within the time frames dictated by the United States Clean Air Act.

I.  WORK IN PROCESS ("WIP") PROCESSING

   As of the Effective Date of this Agreement, a certain quantity of Wafers shall be at various stages of processing within the Wafer Fab Facility (the "WIP Wafers") Motorola will process the WIP Wafers and deliver same to Western Digital as Finished Wafers in accordance with the Cycle Times set forth herein (taking into account time spent processing the Wafers prior to the Effective Date hereof) and other requirements applicable to Finished Wafers as set forth herein (the "Finished WIP Wafer"). For each Finished WIP Wafer, Western Digital shall pay Motorola the Wafer Standard Price applicable to all Finished Wafers on the date upon which the Finished WIP Wafer is delivered to Western Digital. Finished WIP Wafers shall not count against the WD Finished Wafer Capacity.

J.  RIGHT TO PROCESS WAFERS

   1    Western Digital hereby grants to Motorola the right to use any part of or all of Western Digital's Intellectual Property (as defined in Section 1.03 of the Asset Purchase Agreement as the "Company's Intellectual Property"), whether now existing or hereafter acquired which is necessary to make Finished Wafers for Western Digital hereunder.

   2. Western Digital hereby agrees that Western Digital shall make no claim under any Western Digital Intellectual Property, whether now existing or hereafter acquired, to prevent Motorola from using or disclosing or to require Motorola to pay any royalty for using or disclosing, anywhere in the world, any process for making CMOS wafers that is identical to or substantially the same as either of the specific processes of making CMOS wafers that Western Digital has disclosed or hereafter discloses to Motorola for Motorola to use to make
0.9 micron, double-level metal and triple-level metal wafers for Western Digital hereunder. This Section IX(J)(2) shall in fact survive after termination of this Agreement, regardless of the basis for such termination.

                     X. OPERATIONS AND DISPUTE RESOLUTION

A.  OPERATIONS MANAGERS APPOINTMENT AND DUTIES

   Each party shall appoint an individual with overall responsibility for monitoring performance and addressing any performance deficiencies under this Agreement (the "Managers"). Subject to and in accordance with the terms and requirements of this Agreement, the Managers shall meet as often as necessary and shall respectively serve as each party's chief coordinator to effect the purposes of this Agreement and to address resolution of disputes hereunder. In the event any issue or dispute is not resolved for whatever reason within ten (10) days from the commencement of such issue or dispute, either Manager may refer the issue or dispute to the Executive Committee.

B.  EXECUTIVE COMMITTEE.

   Each party shall appoint a member of its management to serve on an executive committee (the "Executive Committee"). The Executive Committee shall meet by teleconference or in person at the Wafer Fab Facility, as often as either party may reasonably request for the purpose of reviewing high level operational priorities and objectives related to this Agreement and resolving disputes that arise under this Agreement that have not been resolved by the Operating Oversight Committee. In the event that the Executive Committee is unable to resolve a dispute within fifteen (15) days after the initial request to resolve such dispute is received by the Executive Committee, then either party may submit the matter for resolution as provided under Section X(C) hereof.

   Notwithstanding anything to the contrary contained herein, and irrespective of the existence of any dispute between the parties, Motorola shall continue to provide to Western Digital all products and services upon the terms and conditions hereof during the pendency of any such dispute.

C.  MEDIATION

   Motorola and Western Digital will attempt to settle any claim or controversy through consultation and negotiation in good faith and a spirit of mutual cooperation. If those attempts fail, then the dispute will be mediated by a mutually-acceptable mediator to be chosen by Motorola and Western Digital within ten (10) days after written notice by a party demanding mediation. Neither party may unreasonably withhold consent to the selection of a mediator, and Motorola and Western Digital will share the costs of the mediation equally.

   Any dispute which cannot be resolved through negotiation or mediation within thirty (30) days of the date of the initial demand by either party shall then be finally resolved by the courts. The use of any alternative dispute resolution procedure will not be construed under the doctrines of laches, waiver or estoppel to affect adversely the rights of either party. And nothing in this paragraph will prevent either party from resorting to judicial proceedings if: (a) good faith efforts to resolve the dispute under these procedures have been unsuccessful, or (b) interim relief from a court is necessary to prevent serious and irreparable injury to one party or to others.

                                  XI. WARRANTY

   Motorola warrants that Finished Wafers sold hereunder shall at the time of shipment be free and clear of liens and encumbrances, be in compliance with the specifications set forth in Schedule XI, and be shall free from defects in material and workmanship. As determined by the Incoming Quality Inspection which shall be performed by Western Digital, subject to good faith verification, per Western Digital's Vendor Incoming Inspection document.

   THIS WARRANTY EXTENDS TO WESTERN DIGITAL ONLY AND MAY BE INVOKED BY WESTERN DIGITAL ONLY FOR ITS CUSTOMERS. MOTOROLA SHALL NOT ACCEPT WARRANTY RETURNS DIRECTLY FROM WESTERN DIGITAL'S CUSTOMERS OR USERS OF WESTERN DIGITAL'S PRODUCTS. MOTOROLA DOES NOT WARRANT FINISHED WAFERS REJECTED BY WESTERN DIGITAL AS A RESULT OF THE FOLLOWING, UNLESS, OTHERWISE PREVIOUSLY AGREED TO BY THE PARTIES IN WRITING: (1) CHANGES TO WESTERN DIGITAL'S RELIABILITY TESTING, OR (2) SUBSTANTIAL CHANGES IN WESTERN DIGITAL S PROCESSING OF THE FINISHED WAFERS AFTER DELIVERY TO WESTERN DIGITAL. THIS WARRANTY IS IN LIEU OF ALL OTHER WARRANTIES WHETHER EXPRESS, IMPLIED OR STATUTORY INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR PARTICULAR PURPOSE. THIS WARRANTY DOES NOT APPLY TO DEFECTS ARISING AS A RESULT OF WESTERN DIGITAL'S DESIGN OR FORMULA. WESTERN DIGITAL'S SOLE REMEDY FOR ANY BREACH SHALL BE LIMITED TO THE REMEDIES SET FORTH IN THIS AGREEMENT.

   Within five (5) calendar days of Western Digital's request therefor Motorola will provide Western Digital a return material authorization ("RMA") for all Wafers to be returned under warranty ("Defective Wafers").

   Unless Motorola and Western Digital mutually agree that Motorola will repair such Defective Wafers, Motorola will, at Western Digital's option, replace the Defective Wafers with new Finished Wafers (as Performance Shortfalls in accordance with Section IV(C) hereof) or refund the purchase price of such Finished Wafers. Defective Wafers shall not count against the WD Finished Wafer Capacity.

   In the event repeated field failures occur with respect to a Device, or a significant field failure occurs which requires immediate consideration, Western Digital and Motorola shall discuss a solution thereof in good faith.

                 XII. INTELLECTUAL PROPERTY AND CONFIDENTIALITY

   A. Except as provided on Section IX(J)(2) and except as required for the performance of this Agreement, each Party shall treat as confidential all Confidential Information of the other Party, shall not use such Confidential Information and shall not disclose such Confidential Information to any third party except as required for the performance of this Agreement, and subject to confidentiality obligations at least as protective as those set forth herein. Without limiting the foregoing, the Receiving Party shall use at least the same degree of care which it uses to prevent the disclosure of its own confidential information of like importance to prevent the disclosure of Confidential Information disclosed to it by the Disclosing Party.

   B. The Receiving Party has no obligation to refrain from making a disclosure of Confidential Information if such disclosure is:

    1. in response to a valid order of a court or other governmental body of the United States or any political subdivision thereof; provided, however, that the Receiving Party making the disclosure pursuant to the order shall first have given notice to the Disclosing Party and made a reasonable effort to obtain a protective order requiring that the information and/or documents so disclosed be used only for the purposes for which the order was issued; or

    2.       otherwise required by law, or

    3.       necessary to establish rights under this Agreement.

   C. The Receiving Party has no obligation to refrain from either making a disclosure of, or using any information that:

    1. is already in the possession of the Receiving Party without obligation of confidence;

    2.       is independently developed by the Receiving Party;

    3.       is or becomes publicly available without breach of this Agreement;

    4.       is rightfully received by the Receiving Party from a third party.

   D. The obligation to protect the Confidential Information shall survive for three (3) years following the expiration or termination of this Agreement.

   E. Except for patents of AT&T, if any, covering the specific processes for making CMOS Wafers, disclosed or to be disclosed by Western Digital to Motorola, Motorola agrees to defend at its expense any suits brought against Western Digital based upon a claim that any process performed by Motorola under this Agreement directly infringe any patent or copyright and to pay costs and damages finally awarded, in any such suit against Western Digital, provided that Motorola is notified promptly in writing of the suit and at Motorola's request and at its expense Motorola is given control of said suit and all requested reasonable assistance for defense thereof. If the use or sale of any of the Finished Wafers is enjoined as a result of such suit, Motorola, at its option and at no expense to Western Digital, shall either:
(i) obtain for Western Digital the right to use and sell the Finished Wafers,
(ii) substitute an equivalent method for performing the activity which is acceptable to and qualified by Western Digital and extend this indemnity thereto, or (iii) accept return of the Finished Wafers and refund the purchase price. Motorola will use its best efforts to provide a remedy under clause (i) or (ii) prior to refunding the purchase price under clause (iii). This indemnity does not extend to any suit based upon any infringement or alleged infringement of any patent or copyright when such infringement is made necessary by any article of Western Digital's design or formula. This is the entire liability of Motorola to Western Digital for patent or copyright infringement relating to Finished Wafers or Motorola's activities.

   F. Western Digital agrees to defend at its expense any suits brought against Motorola based upon a claim that any Finished Wafers, or their Die, furnished by Motorola to Western Digital infringes any patent or copyright when such infringement is necessary for Motorola's compliance with Western Digital's specifications or formula, and to pay costs and damages finally awarded in such suit against Motorola, provided that Western Digital is notified promptly in writing of the suit and at Western Digital's request and at its expense is given control of said suit and all requested reasonable assistance for defense. This Section XII(F) shall in fact survive after termination of this Agreement, regardless of the basis for such termination.

   G. The sale of Finished Wafers does not convey any license by implication, estoppel, or otherwise, under any proprietary or patent rights of Motorola covering combinations of Finished Wafers with other elements.

   H. Western Digital agrees to indemnify, defend and hold harmless Motorola from and against all damages, liabilities, costs and expenses (including reasonable attorneys' fees for outside counsel but not in house counsel) arising out of any claims or suits filed against Motorola by AT&T alleging that the production of Wafers by Motorola for supply to Western Digital pursuant to this Agreement using any process disclosed to Motorola pursuant to this Agreement or the Asset Purchase Agreement infringes any patent held by AT&T as of the closing date of the Asset Purchase Agreement. This Section XII(H) shall in fact survive after termination of this Agreement, regardless of the basis for such termination.

IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING FROM INFRINGEMENT OR ALLEGED INFRINGEMENT OF PATENT OR COPYRIGHTS.

                        XIII. MISCELLANEOUS PROVISIONS

A.  NO WAIVER OF DEFAULT

    No course of dealing or failure of either party to strictly enforce any term, right, or corrective with respect to any transaction, objection or order hereunder shall be constructed as a waive of such item, right, or cancellation. The failure of either party to exercise any termination right hereunder shall not constitute a waiver of the rights granted herein with respect to any subsequent default.

B.  ENTIRE AGREEMENT

    This Agreement and that certain Asset Purchase Agreement between the parties of even date herewith and the attached schedules and exhibits, which are incorporated herein by this reference, contain the entire agreement of the parties and supersedes all prior agreements, whether written or oral, with respect to the subject matter. Modification or amendment of this Agreement or any part may be made only by written instrument executed by both parties.

C. ASSIGNMENT, TRANSFER OR SALE OF FACILITY

   Neither party shall assign, sublicense or otherwise transfer this Agreement or any rights or obligations arising under this Agreement without the prior written approval of the other party, provided, however, that no such consent shall be required for the assignment of any rights or obligations arising under this Agreement to any affiliate, subsidiary or division or in connection with a merger, consolidation, sale of substantially all of the assets of either party or an affiliate, subsidiary or division or any change of control, in which event, this Agreement shall apply to, inure to the benefit of and be binding upon the parties hereto and upon their respective successors in interest. Motorola shall not delegate or subcontract its performance of this Agreement to any third party. In addition, Motorola may not transfer the manufacture of the Devices to any physical location other than the Wafer Fab Facility prior to qualifying such other location under criteria provided by Western Digital for manufacture of the Devices.

D.  COMPLIANCE WITH LAWS

   Each party shall at all times during the Term of this Agreement perform its duties and obligations hereunder in full compliance with all requirements of applicable laws, statutes, ordinances, rules, regulations, orders and decrees of any state federal or local governmental entities.

E.  INDEPENDENT CONTRACTOR

   It is agreed that Motorola is an independent contractor for the performance of services under this Agreement, and that for accomplishment of the desired result Western Digital is to have no control over the methods and means of accomplishment, except as specifically set forth in this Agreement. Motorola is and shall be the sole employer and principal of any and all persons providing services under this Agreement, and shall be obligated to perform all requirements of an employer under federal, state, and local laws and ordinances including, without limitation, payment of compensation to such personnel including, without limitation, payment of all federal, state and local taxes or contributions imposed or required under unemployment insurance, social security and income tax laws with respect to such persons and for any injury to them in the course of their employment. Under no circumstances shall Motorola or its employees or agents be construed to be employees of Western Digital, nor shall Motorola's employees or agents be entitled to participate in the profit sharing, pension, or other plans established for the benefit of Western Digital's employees. Under no circumstances shall Western Digital or its employees or agents be construed to be employees of Motorola, nor shall Western Digital's employees or agents be entitled to participate in the profit sharing, pension, or other plans established for the benefit of Motorola's employees.

F.  EMPLOYEES

   Except pursuant to mutual written consent, during the term of this Agreement Western Digital and Motorola s Semiconductor Product Sector will not recruit, as an employee, consultant or in any other capacity, any personnel of the other party who have provided services pursuant to this Agreement.

G.  SIMILAR PRODUCTS

   It is understood by each party that the other has substantial independent development relating to the subject matter of this Agreement and other products. This Agreement shall not limit a party's development, manufacture or marketing of other products with ideas, concepts, techniques, know-how, designs, formulas, algorithms or technology similar to the products that are the subject matter of this Agreement; provided that such products are developed by the developing party without reference to the other party's trade secrets or intellectual property. This Agreement shall not prohibit or restrict a party from undertaking similar efforts with third parties, including competitors of the other party, provided that such party does not breach its obligations under this Agreement.

H.  NOTICES

   All notices, requests, demands and other communications required or permitted hereunder, other than routine operational communications under this Agreement, shall be in writing and shall be deemed to have been duly given, made and received only when personally delivered or delivered by Federal Express or other nationally recognized courier service, or two (2) days after having been deposited in the United States mail, certified mail, postage prepaid, return receipt requested (except when such notice is a termination notice, in which event any two (2) of the delivery methods described above must be used), addressed as set forth below:


If to Western Digital:  Western Digital Corporation
                        8105 Irvine Center Drive
                        Irvine, CA  92718
         Attention:     A. Travis White
                        Executive Vice President,
                        General Manager, Microcomputer Products


With a copy to:         Western Digital Corporation
                        8105 Irvine Center Drive
                        Irvine, CA  92718
         Attention:     Robert L. Erickson
                        Vice President Law & Administration


If to Motorola:         Motorola
                        3501 Ed Bluestein Boulevard
                        P.O. Box 6000
                        Austin, TX  78762
         Attention:     N.E. Stouder
                        Corporate Vice President, Manufacturing

With a copy to:      Motorola Law Department
                     3501 Ed Bluestein Boulevard
                     P.O. Box 6000
                     Austin, TX  78762
       Attention:    Dirk Buikema, Esq.

   Any party may change the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this Section for the giving of notice.

I.  TERMINATION PROVISIONS

   Either party will be considered to be in default if any of the following occurs: (a) it assigns this Agreement or any of its rights under this Agreement in violation of Section XIII(C), (b) it fails to perform any material obligation under this Agreement, including the obligation to pay amounts when due; (c) it makes an assignment for the benefit of its creditors, or a receiver, trustee in bankruptcy or similar officer is appointed to take charge of its assets; (d) it files for relief under state or federal bankruptcy laws; or (e) there is a substantial change in its ownership. In that event, the non-defaulting party may terminate this Agreement if the other has failed to take corrective action within 30 days after its receipt of a notice of default and intent to terminate.

J.  GOVERNMENT CONTRACT CONDITIONS

   If Western Digital s purchase order is placed pursuant to a U.S. Government contract: (a) under no circumstances will Motorola provide an SF1411 or any other cost data; (b) Motorola will provide an SF1412 only in limited circumstances and only upon written agreement prior to order acceptance; (c) no Government terms and conditions shall apply to this Agreement or any order unless agreed to in writing by Motorola.

K.  IMPORTATION AND EXPORTATION

   Both parties agree that they will comply with all U.S. export laws and that they will not directly or indirectly export, reexport, resell, ship or divert any product or technical data or software furnished hereunder to any country for which the U.S. at the time of export or reexport requires an export license or other governmental approval without first obtaining such license or approval.

L.  LIMITATION OF LIABILITY

   UNDER NO CIRCUMSTANCES WILL EITHER PARTY BE LIABLE FOR LOSS OF DATA, REPROCUREMENT COSTS, LOST REVENUE OR PROFITS, OR FOR ANY OTHER SPECIAL, INCIDENTAL OR CONSEQUENTIAL

DAMAGES, EVEN IF THEY WERE FORESEEABLE OR ONE PARTY
HAS INFORMED THE OTHER OF THEIR POTENTIAL.

    In no event shall Motorola be liable for any breach of this agreement to the extent it arises from Western Digital s breach of any of the warranties and representations made by Western Digital in the Asset Purchase Agreement.

    Motorola's total liability for breach of this Agreement will not exceed
the sum of Fifteen Million   Dollars ($15,000,000) plus the Unpaid Contingent
Capacity Fee (the "Liability Limitation"), provided that the Liability Limitation shall not apply and shall have no force or effect, in the event that Motorola has not delivered at least seventy-five percent (75%) of the total number of Finished Wafers that Motorola has agreed to deliver under this Agreement for the period beginning three (3) months before and three (3) months after the events upon which Western Digital's claim is based ("Wafer Delivery Failure"), unless such Wafer Delivery Failure occurs as a direct result of a force majeure event as specified in Section XIII(P) hereof, for which there is no reasonable cure.

M.  SECTION TITLES

    Section titles as to the subject matter of particular sections herein are for convenience only and are in no way to be construed as part of this Agreement or as a limitation of the scope of the particular sections to which they refer.

N.  COUNTERPARTS.

    This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

O.  TIME OF THE ESSENCE

    Time is of the essence as to each and every provision of this Agreement.

P.  FORCE MAJEURE

    Neither party shall be in default of its obligations under this Agreement to the extent that its performance is delayed or prevented by causes beyond its reasonable control, including, without limitation, acts of God, acts of third party suppliers directly related to performance of work under this Agreement, civil disorders, acts of any civil or military authority, or judicial action. Motorola shall notify Western Digital at the earliest indication of any interruption in supplying Finished Wafers or other difficulty which may impact the availability of products under this Agreement.

Q.  SEVERABILITY

   If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

R.  GOVERNING LAW.

   This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of California.

S.  SURVIVAL

   All obligations contemplated to be performed, whether as a whole or in part, after termination of this Agreement, shall in fact survive after termination of this Agreement regardless of the basis for such termination.

    IN WITNESS WHEREOF, Motorola and Western Digital have caused this Agreement to be signed by their respective duly authorized officers, as of the date above first written.


MOTOROLA INC.                     WESTERN DIGITAL CORPORATION

By:_________________________      By:____________________________
Murry A. Goldman                  A. Travis White
Sr. Vice President                Executive Vice President
and Assistant General Manager     MCP Operations
Semiconductor Products Section    Western Digital Corporation
Motorola, Inc.

                LIST IDENTIFYING CONTENTS OF OMITTED SCHEDULES
                   PURSUANT TO REGULATION S-K ITEM 601(b)(2)

             Schedule 1.2           Finished Wafer Cycle Time Schedule
             Schedule IV(D)         Partially Processed Wafer Price Schedule
             Schedule VII(C)        Motorola Report Requirements
             Schedule VII(D)        Western Digital Device Types
             Schedule VIII(A)       Packing Criteria
             Schedule VIII(B)       Quality Assurance Specifications
             Schedule XI            Finished Wafer Specifications
             Exhibit A              Supplier Quality Program

             Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request.

                                  SCHEDULE 1.9
                    MINIMUM DEVICE PER WAFER YIELD SCHEDULE

                          Q1   1994        Q2   1994        Q3   1994        Q4   1994        Q1   1995        Q2   1995
    Western Digital          DPW              DPW              DPW              DPW              DPW              DPW
    Current Device
         Codes
  1028EA                      *                *                *                *                *                *
  3396EE                      *                *                *                *                *                *
  6112EB                      *                *                *                *                *                *
  6125EB                      *                *                *                *                *                *
  6140EB                      *                *                *                *                *                *
  7613EC                      *                *                *                *                *                *
  7855EB                      *                *                *                *                *                *
  9127ED                      *                *                *                *                *                *
  9133EA01                    *                *                *                *                *                *
  9324EC                      *                *                *                *                *                *


                     MINIMUM DEVICES PER WAFER CALCULATION

Each month a standard deviation will be calculated from the immediately preceding three months for each Western Digital Device. A minimum device per wafer ("MDPW") will be calculated as the point * standard deviations from the mean. If the standard deviation of the Devices per Wafer for any Device type as calculated for any given month is greater than the previous month's standard deviation then the previous month's standard deviation will be used to calculate the MDPW, otherwise the current month's standard deviation will be used to calculate the MDPW.

                                                             D0 Curve

                  Q1   1994        Q2   1994        Q3   1994        Q4   1994        Q1   1995        Q2   1995
DO CURVE               *                *                *                *                *                *

* Confidential portion has been omitted and filed separately with the Commission.

                                 SCHEDULE 1.25

                         WAFER STANDARD PRICE SCHEDULE

                            1994                                               1995
               Q1        Q2        Q3        Q4                   Q1        Q2        Q3        Q4
DLM PRICE      *          *         *         *                    *         *         *        *
TLM PRICE      *          *         *         *                    *         *         *        *

Prices are for Finished Wafers of the Wafer types indicated delivered to Western Digital. Quarters indicated are according to the Motorola fiscal year.



* Confidential portion has been omitted and filed separately with the Commission.

                                 SCHEDULE IV(B)
                    WESTERN DIGITAL FINISHED WAFER CAPACITY
                         (Finished Wafers per Quarter)

             1st Qtr             2nd Qtr           3rd Qtr             4th Qtr
             -------             -------           -------             -------
 1994           *                   *                 *                   *
 1995           *                   *                 *                   *
 1996           *                   *                 *                   *

  WIP means Wafers in process in the Wafer Fab Facility as of the Effective Date of this Agreement.


* Confidential portion has been omitted and filed separately with the Commission.